United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: Clint Coghill

Address of person relying on exemption: 222 S Riverside Plaza Ste 15-155, Chicago IL 60606

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Shareholders,

As a follow up to our 13D and proxy solicitation filings last week, I wanted to provide an update after speaking with the team from ISS last Wednesday and the release of their updated report on Friday.

Initially, when I read that ISS maintained their cautionary rating after our discussion, I was shocked. Upon reflection, I realized that I don’t know how the politics of organizations like ISS work and what on their end completely changing a vote recommendation entails on relatively short notice.

In the report, they do almost everything possible to point out that this deal is substantially worse and riskier today than what it was a month ago and they encourage their subscribers to speak with their account manager if they want to change their vote from for, to against. Below is a section from their first page summary.

“Although the amended deal terms are more favorable for AMPY, the concerns that underpinned our cautionary support for the transaction have not just persisted, but have been intensified by recent developments. The decline in oil and gas prices since announcement and the uncertainty in credit markets have substantially raised the risk profile of the combined company, particularly in light of the necessity of near-term refinancing. In addition, disclosure accompanying the amended deal terms suggests there are increased risks to realizing the production and cash flow projections provided in the proxy statement. It does not appear that Juniper's additional $10 million contribution will sufficiently address these concerns. Thus, it would not be unreasonable for a shareholder who tolerated or even supported the deal at the outset to now stand in opposition, which likely explains the recent outpouring of criticism.” -ISS [Emphasis our own]

When I asked how they approached their analysis their response was very much around the process of evaluating alternatives and the documented negotiation process between Amplify and Juniper. If principally what one did was focus on the process when they read the proxy, I could understand why someone would say the deal seemed okay.

However, my impression was that ISS knew very little about the fundamentals or history of the company and that over the past couple of years’ management had consistently communicated that they were going to simplify the business and sell assets and have not discussed adding to the complexity and making an acquisition and that this was a complete divergence from the stated strategy.

Specifically:

•	ISS thought Juniper’s existing debt was 7%, and didn’t realize that it was SOFR plus 7% (~11.5% as of 9/30/24)
•	ISS was not aware that Juniper’s production was declining far more than estimated in the proxy (~4,900 BOED vs 7,000 BOED estimated, ~30% below initial estimate), despite Amplify releasing a press release this could be discerned from, and shareholder Scott Larson’s filing detailing how to calculate this figure from the disclosed information
•	ISS was not aware of obvious refinancing risk due to the collapse in oil prices over the last several weeks
•	ISS was not aware that there would be no $8mm break fee if the shareholders vote against the deal

This was a bad deal when announced. Today with the higher rates and substantial decline in oil prices (Juniper is principally focused on oil which has come down significantly where Amplify is split between oil and natural gas and the forward natural gas curve has held up) and Juniper’s lower production forecast from 7k to 5k barrels it is a terrible deal.

Since the initial deal announcement, Amplify’s share price has fallen ~65% and the company has lost ~$150mm in market value, taking the market capitalization today to ~$100mm. The top three active shareholders who have done the work to understand the business and the deal - Stoney Lonesome HF LP (my entity, the largest shareholder), Scott Larson, and Rangeley Capital (7.2%, 4.5% and 3.4% respectively – have all come out strongly against the deal. Please see the "SEC Filings" section of Amplify’s website available at www.amplifyenergy.com/investor-relations/sec-filings.

It is worth noting that Amplify’s principal advisor, Houlihan Lokey, is on a success-based fee of $4.6mm (often we have found success fees can bias advice) – money I am not sure we have the ability to pay considering this is 4.6% of our current market value today.

Also of note, on 4 March 2025, Glass Lewis, another shareholder voting service, released an “against” rating. We were disappointed that Amplify’s management failed to share this announcement with shareholders when we subsequently saw them share in a press release that ISS was “in favor” of the deal back in March. Even that was misleading, as ISS was only cautionary in favor. It all makes us suspect that management is contractually obligated to support the deal almost regardless of circumstances.

We find it grossly negligent that ISS states that despite the additional information such as lower production from Juniper and the substantial changes to the macro environment, particularly in the oil and gas space, that “they are reticent to change its vote recommendation in the final days of voting.” They then, in essence, imply to leave a decision to change their votes to ISS clients, which we find flat out irresponsible.

We greatly encourage all shareholders, especially the passive shareholders who represent a large portion of the shareholder base, to take their fiduciary responsibility seriously and look at the facts. Please do not hesitate to reach out if you would like to speak to me. Just send me a message on LinkedIn with your contact details and a suggested time or two and I will do my best to accommodate.

I greatly appreciate your willingness to spend the time on this important vote.

Sincerely,

Clint Coghill
Chief Investment Officer, Stoney Lonesome HF LP